September 26, 2016
Filed via EDGAR

Mr. Jim Dunn
United States Securities and
Exchange Commission
100 “F” Street, NE
Washington, D.C.  20549

Re:	DineEquity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 10-Q for the Fiscal Period Ended June 30, 2016
Filed August 3, 2016
Form 8-K Filed August 3, 2016
File Nos. 001-15283

Dear Mr. Dunn:

DineEquity, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated September 26, 2016 concerning the above-referenced reports.

We note that the letter requests a response within 10 business days. Due to the need to coordinate the Company’s response with its Audit Committee and outside accounting and legal advisers, we may be unable to finalize our response within such time frame. Pursuant to our telephone conversation today, we hereby respectfully request to extend the reply deadline an additional 10 business days to October 21, 2016.

If you have any questions or concerns regarding the proposed timing of our response to your comment letter, please do not hesitate to contact me at 818-637-3628. Thank you in advance for your consideration and assistance.

Sincerely,

/s/ Greggory Kalvin

Greggory Kalvin
Senior Vice President, Corporate Controller
DineEquity, Inc.